UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trammell Crow Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89288R106

(CUSIP Number)

General Counsel

CB Richard Ellis Group, Inc.

100 North Sepulveda Blvd., Suite 1050

El Segundo, CA 90245

(310) 606-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Page 1 of 4 Pages)

CUSIP No. 89288R106	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CB Richard Ellis Group, Inc., 94-3391143 (I.R.S. Employer Identification Number)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO (see item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

10
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

10
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14.	TYPE OF REPORTING PERSON*

CO

(Page 2 of 4 Pages)

CUSIP No. 89288R106	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) is filed with respect to the common stock, par value $0.01 per share (“Issuer Common Stock”) of Trammell Crow Company, a Delaware corporation (the “Issuer”), by the undersigned to amend the Statement on Schedule 13D filed by the undersigned on November 9, 2006 (the “Original Filing”). Unless otherwise indicated, all capitalized terms shall have the meaning as provided in the Original Filing.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following paragraph:

On December 20, 2006, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Merger and the Merger was consummated. Pursuant to the Merger, each outstanding share of Issuer Common Stock was converted into the right to receive $49.51 in cash without interest, and the Issuer became an indirect wholly-owned subsidiary of CBRE. Also on December 20, 2006, the Issuer requested that the Issuer Common Stock be delisted from the New York Stock Exchange and filed a Form 15 with the Securities and Exchange Commission to commence the procedure to terminate the registration of Issuer Common Stock and the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition thereto of the following:

On December 18, 2006, the stockholders of the Issuer approved the Merger Agreement and the Merger at a special meeting of stockholders of the Issuer. The Merger closed on December 20, 2006.

On December 20, 2006, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware. Pursuant to the Merger, each outstanding share of Issuer Common Stock was converted into the right to receive $49.51 in cash without interest, and the Issuer, the surviving entity of the Merger, became an indirect wholly-owned subsidiary of CBRE.

CUSIP No. 89288R106	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006

CB RICHARD ELLIS GROUP, INC.

By:	/s/ Kenneth J. Kay
Name:	Kenneth J. Kay
Title:	Chief Financial Officer